Exhibit 3

FOR IMMEDIATE RELEASE	10 JUNE 2014

WPP PLC (“WPP”)

Kantar Media acquires Precise, a leading media intelligence business

WPP announces that Kantar Media, its wholly-owned media research and analytics business, has acquired a majority stake in the issued share capital of Precise Media Group Holdings Limited (“Precise”), a leading provider of monitoring and evaluation services.

Founded in 1996 and based in London, with offices in New York, Precise employs 430 people servicing 2,500 customers including multinational corporations, PR agencies, public sector bodies and SME clients. For the year ending 30 September 2013, Precise’s revenues were £28.9 million, with gross assets as at the same date of £34.4 million.

This acquisition strengthens the global expertise of Kantar Media in delivering media reputation tracking and impact analysis for PR campaigns across the board, bridging mainstream and social media with highly innovative technology. This acquisition continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in data investment management.

Kantar Media is part of Kantar, WPP’s data investment management arm, one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

In the UK, WPP companies (including associates) collectively generate revenues of nearly US$3billion and employ over 15,000 people. Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204